July 1, 2024

Lavell Juan Malloy II
Chief Executive Officer
Brag House Holdings, Inc.
25 Pompton Avenue, Suite 101
Verona, NJ 07044

        Re: Brag House Holdings, Inc.
            Registration Statement on Form S-1
            Filed June 18, 2024
            File No. 333-280282
Dear Lavell Juan Malloy II:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 18, 2024
Prospectus Summary, page 1

1. Please revise to address in the prospectus summary the going concern qualification in your independent auditors' report, as well as your net losses and accumulated deficit.
Capitalization, page 40

2. Please revise the amounts presented in the total capitalization line item to exclude the amounts presented in the cash and cash equivalents line item. Dilution, page 42

3. Please revise your historical, pro forma and pro forma as adjusted net tangible book value
       (deficit) amounts as of March 31, 2024 to exclude deferred offering costs.
 July 1, 2024
Page 2
Business
Our B2B Strategy, page 54

4. We note your added disclosure regarding "amassing data" of your users and using it to
       "empower brands to craft...marketing strategies." Please clarify the status of these business activities and provide additional detail on how you intend to generate revenues through the collection of this data. Make conforming revisions to the prospectus summary, and ensure that your risk factor disclosure addresses any material risks associated with the collection, use, and/or sale of users' data. Additionally, please revise your disclosure regarding the "cost per mille" and "cost per click" performance metrics on page 59 to more clearly explain whether and how these metrics relate to your "data insights" or other business activities and how they measure performance. For example, clarify whether these metrics relate to amounts that you have been paid by other companies for such services, considering your disclosure elsewhere indicating that 99% of your revenues in 2023 were derived from sponsored tournaments. Description of Capital Stock, page 77

5. Please revise to eliminate inconsistencies between your governing documents filed as exhibits to the registration statement and the disclosure in this section. For example, you disclose that the voting standard applicable to any action other than the election of directors is "majority of the votes cast," while Section 2.09(c) of your bylaws filed as
       Exhibit 3.4 states, "...any matter, other than the election of directors...shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter." Section 2.03 of your bylaws also suggests that stockholders holding at least 20% of your voting power may call special meetings, which is inconsistent with the disclosure regarding special meetings on page 78.
Anti-Takeover Provisions
Choice of Forum, page 78

6. You state that the exclusive forum provision in your certificate of incorporation "will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware," and specifically that it would not apply to "actions arising under federal securities law." However, this is not apparent from
       Article 12 of your Certificate of Incorporation filed as Exhibit 3.1, which states that the
       Court of Chancery of the State of Delaware will be the exclusive forum for "any derivative action or proceeding," with no carve-out or qualifier that would limit the provision from applying to derivative actions arising under the Securities Act or Exchange
       Act. We further note that the provision granting federal district courts exclusive jurisdiction over claims arising under the Securities Act is found in your bylaws, rather than in the Certificate of Incorporation as disclosed as page 79. Please revise the prospectus and/or your governing documents as needed to consistently indicate which provisions apply to actions arising under the Securities Act and/or Exchange Act, taking note that Section 27 of the Exchange Act creates exclusive federal jurisdiction for claims arising under the Exchange Act and Section 22 of the Securities Act creates concurrent federal and state jurisdiction for claims arising under the Securities Act. Your risk factor disclosure on page 34 contains similar inconsistencies but suggests that you may be
 July 1, 2024
Page 3

       amending your charter shortly before this offering occurs, given that it refers to the
       "certification of incorporation that will be in effect immediately prior to the closing of this offering."
Underwriting
Lock-Up Agreements, page 89

7. Your disclosure that shares held by your officers, directors, and certain shareholders will be subject to a lock-up period of 180 days is inconsistent with the disclosure on page 8 that the lock-up periods applicable to these parties will range from 30-180 days. Please revise for consistency and provide additional information that enables investors to understand the volume of shares that will be subject to any disparate lock-up periods.
Exhibits

8. Please file as an exhibit to the registration statement the certificate of designation for your
       Series A Preferred Stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Daniel L. Woodard